NO ACT

DC
PE
12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08040715

February 25, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Received SEC
FEB 25 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Re: Wyeth
Incoming letter dated December 21, 2007

Dear Ms. Goodman:

This is in response to your letters dated December 21, 2007 and February 22, 2008 concerning the shareholder proposal submitted to Wyeth by the Sisters of Charity of Saint Elizabeth, Catholic Healthcare Partners, Trinity Health, and Catholic Health Initiatives. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: The Sisters of Charity of Saint Elizabeth
Trinity Health
c/o Sister Barbara Aires, SC
P.O. Box 476
Convent Station, NJ 07961-0476

<u>cc, cont.:</u>

Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Colleen Scanlon
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from The Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Wyeth's Board of Directors (the "Board") adopt principles for comprehensive health care reform. Specifically, the Proposal states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

The Proposal's supporting statement describes the importance of companies' positions on "critical public policy issues, such as universal health care." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to Wyeth's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to Wyeth's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to Wyeth's ordinary business operations because: (A) the Proposal seeks to involve Wyeth in the political or legislative process with respect to an aspect of Wyeth's business; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that stockholder proposals relating to each of the foregoing implicate ordinary business matters, and as such, the Staff has concurred with the excludability of these proposals under Rule 14a-8(i)(7).

A. The Proposal and Supporting Statement Involve Ordinary Business Matters by Attempting to Involve Wyeth in the Legislative and Political Process Regarding Health Care Reform.

The Proposal asks that the Board adopt "principles for comprehensive health care reform" and suggests that such action is necessary because of rising costs. Thus, as discussed in more detail below, the essential objective of the Proposal is to involve Wyeth in the political and legislative process with respect to health care reform.

The Staff consistently has granted no-action relief to companies where, as here, a stockholder proposal seeks to involve the company in the political or legislative process. For example, in *Chrysler Corp.* (avail. Feb. 10, 1992), the Staff concurred, in reliance on the predecessor to Rule 14a-8(i)(7), in the omission of a proposal requesting that the company support and lobby for universal health coverage because it was "directed at involving the

[c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations." In *Brunswick Corp.* (avail. Feb. 10, 1992), the Staff concurred that a similar stockholder proposal calling for a report (i) comparing health care standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan, could be excluded from the company's proxy materials in reliance on the predecessor to Rule 14a-8(i)(7) because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. It is noteworthy that the Staff's determination regarding this stockholder proposal was challenged by its proponent, the New York City Employees' Retirement System ("NYCERS"), and the Staff's determination that the proposal could be excluded as ordinary business was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Judge Patterson, who heard the challenge, noted that "[NYCERS's] [p]roposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy," and that "as admirable as [NYCERS's] objectives may be, there is no precedent to support such a proposal . . . ." *Id.* at 147.

Likewise, on numerous occasions the Staff has concurred that stockholder proposals calling for an evaluation of the impact on the company of various health care reform proposals being considered by policymakers could be excluded from the companies' proxy materials in reliance on Rule 14a-8(i)(7) or its predecessor. *See Brown Group Inc.* (avail. Mar. 29, 1993, *exclusion affirmed* May 6, 1993); *Dole Food Co.* (avail. Feb. 10, 1992); *GTE Corp.* (avail. Feb. 10, 1992); *Tribune Co.* (avail. Mar. 6, 1991); *Minnesota Mining and Manufacturing Co.* (avail. Feb. 6, 1991); *Knight-Ridder* (avail. Jan. 23, 1991); *Albertsons* (avail. Jan. 22, 1991). Similarly, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a stockholder proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

As was the case with each of the no-action requests discussed above, by requesting the implementation of principles relating to health care reform, the Proposal seeks to have Wyeth engage in political and lobbying activities with respect to public policies affecting Wyeth's operations, namely health care reform. In this regard and as discussed in detail below, the Proposal's supporting statement discusses specific political issues surrounding health care reform.

The supporting statement's repeated references to the political efforts with respect to health care reform confirm that the Proposal's goal is to involve Wyeth in such efforts. For example, the supporting statement points to efforts made by "national organizations" regarding lobbying in the area of health care reform. All of the organizations that are mentioned—the American Medical Association, the American Hospital Association, AARP and the Pharmaceutical Research and Manufacturers of America—are groups specifically involved in political and legislative lobbying and advocacy. Similarly, the health care reform principles that the Proponents list as a model were drafted by the Institute of Medicine, an organization formed within the National Academy of Science to examine policy matters pertaining to the health of the public and to act as an advisor to the federal government.

Moreover, the supporting statement refers to the political debate regarding comprehensive health care reform as part of the 2008 presidential campaign. The Proponents clearly intend to compel Wyeth to get involved in this debate, not to mention similar and related debates that may occur in the U.S. Congress. As in the past, when the stockholder proposals cited above have been considered by the Staff, health care reform is on the legislative calendar. Numerous bills relating to health care coverage have been introduced in the U.S. Congress during 2007, and numerous others seek to expand health care coverage. *See, e.g.*, *United States National Health Insurance Act, H.R. 676, 110th Cong. (2007)* (introduced Jan. 24, 2007) ("A bill to provide for comprehensive health insurance coverage for all United States residents, and for other purposes."); *American Health Security Act of 2007, H.R. 1200, 110th Cong. (2007)* (introduced Feb. 27, 2007) ("A bill to provide for health care for every American and to control the cost and enhance the quality of the health care system."); *Healthy Americans Act, S. 334, 110th Cong. (2007)* (introduced Jan. 18, 2007) ("A bill to provide affordable, guaranteed private health coverage that will make Americans healthier and can never be taken away."); *Universal Health Care Choice and Access Act, S. 1019, 110th Cong. (2007)* (introduced Mar. 28, 2007) ("A bill to provide comprehensive reform of the health care system of the United States, and for other purposes."); *Kids Come First Act of 2007, S. 95, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to amend titles XIX and XXI of the Social Security Act to ensure that every uninsured child in America has health insurance coverage, and for other purposes."); *Access to Affordable Health Care Act, S. 158, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to expand access to affordable health care and to strengthen the health care safety net and make health care services more available in rural and underserved areas."). It is these debates that the lobbying organizations mentioned in the supporting statement seek to influence, and it appears that the ultimate goal of the Proponents in submitting the Proposal is to see that Wyeth engages in these debates, as well.

In addition, there are significant health care aspects of Wyeth's business operations. As of December 31, 2006, Wyeth had more than 50,000 employees throughout the world and more than 26,000 employees in the United States, including Puerto Rico. As an employer offering both employee and retiree health benefits, Wyeth is a significant health care consumer. Wyeth also has made substantial investments in its own health care operations and currently develops, manufactures, distributes, and sells pharmaceuticals, biotechnology products, vaccines and nutrition products, as well as over-the-counter health care products. Wyeth is involved in research and development activities focused on discovering, developing and bringing to market new products to treat and/or prevent serious health care problems. All of these business operations would be affected by any principles for "comprehensive health care reform" that Wyeth might be required to address under the Proposal.

Determining whether to take a position on potential reform of public policies and the terms and scope of any such position thus impacts many aspects of Wyeth's business. These determinations are "fundamental to management's ability to run a company on a day to day basis." Wyeth devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including whether and how to take a position on legislative policies that are in line with the best interests of Wyeth and its stockholders. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on Wyeth's financial position and stockholder value. Likewise, decisions as to how and whether to lobby on behalf of certain issues of public policy, or whether to otherwise participate in the political process, involve complex considerations. These include the impact of proposed legislation on Wyeth's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by Wyeth.

For these reasons and consistent with the precedent discussed above, the Proposal is directed at involving Wyeth in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.

The Proposal deals with matters relating to Wyeth's ordinary business operations—employee benefits—which the Staff routinely has concluded are properly excludable in reliance on Rule 14a-8(i)(7). The design, maintenance, and administration of health care coverage are part of a company's ordinary business operations. In its day-to-day employee benefits administration, Wyeth determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact changes in health care coverage, including "principles for comprehensive health care reform" that would undeniably impact the nature of health care coverage provided to Wyeth's employees, are best left to those who handle such decisions on a daily basis.

The Staff has recognized that stockholder proposals similar to the Proposal involve ordinary business matters. For example, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests that the Board develop "principles for comprehensive health care reform," which is very similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms." Thus, we believe that the Proposal, as with the proposal in *General Motors*, is excludable as relating to ordinary business matters, specifically employee benefits.

The Staff also has determined consistently that stockholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the Proposal emphasizes the need for "'fundamental changes in' or 'completely rebuilding' the health care system." *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *Int'l Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc.* (avail. Mar. 7, 1991) (permitting the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations").

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating Wyeth's ordinary business operations because it relates to employee benefits.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

We believe that the broad and undefined scope of the Proposal's subject matter renders the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On a number of occasions, the Staff has concurred with the exclusion of stockholder proposals that relate to a general set of standards, principles or criteria that lack a precise definition or ascertainable scope. In *Alaska Air Group, Inc.* (avail. Apr. 11, 2007), the Staff agreed that a proposal requesting the board of directors to amend the governing documents of the company to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" could be excluded as vague and indefinite. In its letter to the Staff, the company argued that "standards of corporate governance" is a concept that is "sweeping in its scope," thus making it impossible for the company, its board of directors or the stockholders to determine with any certainty what must be addressed in order to comply with the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, the company noted that the proposal and supporting statement did not provide sufficient context and background information to allow stockholders and the company to understand the scope of the requested report. Further, in *Alcoa, Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the full implementation of "human rights standards." In its letter to the Staff, the company pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" did not clarify for either stockholders or the company what standards were being referenced or precisely what actions were contemplated under the proposal.

The Proposal is similarly vague and indefinite as to the actions or measures it requests in at least two respects: (1) it fails to define sufficiently the subject matter of the Proposal; and (2) it fails to specify the Proposal's scope. The Proposal requests the Board to adopt "principles for comprehensive health care reform." Similar to the principles addressed in the proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, "comprehensive health care reform" is a concept that lacks a precise definition that might enable the Board and the stockholders to ascertain what principles might sufficiently implement the Proposal. Additionally, the Proposal refers to the principles of the Institute of Medicine as examples of the types of principles that it asks the Board to adopt. The Institute of Medicine principles do little to clarify the Proposal and introduce further unclear concepts, such as "universal," "continuous," "affordable" and "sustainable" health care coverage. *See* Institute of Medicine's Committee on the Consequences of Uninsurance, *Insuring America's Health: Principles and Recommendations*, (National Academies Press: 2004), *abstract available at* http://www.iom.edu/?id=17848.

The lack of an agreed-upon definition and scope of "principles for comprehensive health care reform" makes it impossible for the Board and stockholders to ascertain whether any principles subsequently adopted are in compliance with the Proposal, and therefore render the Proposal vague and indefinite. The ability to ensure compliance is further frustrated by the Proposal's recitation of the Institute of Medicine principles, which introduce such sweeping concepts as "universal," "continuous," "affordable" and "sustainable" health care coverage.

The Proposal also is vague and indefinite because the unbounded scope of the subject matter and inherent diversity of views regarding what constitutes compliance with the Proposal make it inevitable that the stockholders would not know what they were voting upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Such stockholder disagreement would further complicate the task of the Board in crafting principles to implement the Proposal. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's stockholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

As with the stockholder proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, the Proposal is vague and indefinite. Thus, we believe that that the Proposal is in violation of Rule 14a-9, warranting exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Wyeth agrees to promptly forward to the Proponents' representatives any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6112.

Sincerely,



Amy L. Goodman

ALG/eai
Enclosures

cc: Eileen M. Lach, Wyeth
Sister Barbara Aires, SC, The Sisters of Charity of St. Elizabeth
Michael D. Connelly, Catholic Healthcare Partners
Catherine Rowan, Trinity Health
Colleen Scanlon, Catholic Health Initiatives

100352212_7.DOC

EXHIBIT A

EL


THE SISTERS OF CHARITY
OF SAINT ELIZABETH


RECEIVED
2:00 pm
NOV - 8 2007
ROBERT ESSNER

November 5, 2007

Mr. Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, New Jersey 07940

Dear Mr. Essner,

The Sisters of Charity of Saint Elizabeth continue to be deeply committed to our work to increase access to medicine particularly for the millions of un-insured and underinsured and to protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. Therefore, the Sisters of Charity of Saint Elizabeth request that the Board of Directors adopt principles for comprehensive health care as in the attached proposal.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility



973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Wyeth, Inc., have asked to be included in the 2007 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Robert Essner, CEO of Wyeth, Inc.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an



BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com


RECEIVED
NOV 16 2007
ROBERT ESSNER

November 13, 2007

Mr. Robert Essner
Chief Executive Officer
Wyeth, Inc.
5 Giralda Farms
Madison, NJ 07940

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Essner,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 500 shares of Wyeth, Inc. for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

ASHFIELD CAPITAL PARTNERS, LLC

TRANSACTION AUDIT

FROM: / / THRU: 11/13/07

REF #	ACCTNO	T	TRANS DESCRIPTION / SHORT NAME	CAT	IA	PM	PA	CNTY	E	SHARES	SYMBOL	TRADE DT	CXL	C	P	STLMT DT	UNIT-PRICE / BROKER	NET	COMMISSION / INTEREST	BROKER#	COST
;			INITIAL STOCK IN							5,060.000	WYE	06/22/05		C			43.500000	220,110.00			184,756.46
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			SELL							4,560.000	WYE	07/06/05		C		07/11/05	43.960000	200,358.02	91.20	JCTDSD	
			SISTERS - CHARITY FE			KH	YA	US	1		WYETH						JEFFERIES & CO., INC.			JCTDSD	
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	09/01/05		C				115.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	12/01/05		C				125.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	03/01/06		C				125.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	06/01/06		C				125.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	09/01/06		C				125.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	12/01/06		C				130.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	03/01/07		C				130.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	06/01/07		C				130.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
			DIVIDEND INCOME								WYE	09/04/07		C				130.00			
			SISTERS - CHARITY FE			KH	YA	US			WYETH										
											OFFSET:$0815384T COMM ALLOC:										
TOTAL										9620.000								421,603.02	91.20		184,756.46





CATHOLIC HEALTHCARE PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone 513 639 2800
Fax 513 639 2700


RECEIVED
NOV 2 1 2007
ROBERT ESSNER

10:54 AM

VIA FEDERAL EXPRESS

November 16, 2007

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. Essner:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Wyeth.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Sisters of Charity of St. Elizabeth, N.J. the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, N.J.



Health Care Reform Principles
2008 – Wyeth

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



STATE STREET.

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette, 6th Floor
Boston, MA 02111-1724

November 14, 2007

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. White:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 47,120 (Shares") of Wyeth, Common Stock Cusip 983024100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

18,430 shares Investment Management Program
24,240 shares Catholic Healthcare Partners Retirement Trust
4,450 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Wyeth positions was $ 2,208,514.40 ($46.87 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of Wyeth common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President



Catherine Rowan

Corporate Responsibility Consultant



RECEIVED
ROBERT ESSNER

1:32 pm

November 19, 2007

Mr. Robert Essner
Wyeth and Company
5 Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Wyeth and Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Wyeth is enclosed. Trinity Health has continuously held stock in Wyeth for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform has been called the most critical domestic social issue of our day. Eli Lilly as a leading pharmaceutical company can play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Barbara Aires of the Sisters of Charity of St. Elizabeth, New Jersey. We look forward to discussing these concerns at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

11/01/2007

To Whom It May Concern:

Please accept this letter as authentication that as of November 1, 2007 Northern Trust as custodian held for the beneficial interest of Trinity Health 16,479.00 shares of Wyeth Com common Stock.

Further, please note that Northern Trust Corporation on behalf of Trinity Health, has continuously held at $2000 worth of shares of Wyeth Com, common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Susan Wallace
Vice President
The Northern Trust Company
312/444-5742

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690

November 19, 2007


RECEIVED
NOV 2 0 2007
ROBERT ESSNER

Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 71 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively work to advance them both internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 68,755.00 shares of Wyeth, Inc. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Barbara Aires, Sisters of Charity of St. Elizabeth of New Jersey. Colleen Scanlon, Senior Vice President, Advocacy will serve as primary contact for Catholic Health Initiatives and can be contacted at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/dm

cc: Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, New Jersey
Nadira Narine, Interfaith Center on Corporate Responsibility

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



BNY MELLON
ASSET SERVICING

November 8, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 68,755.00 shares of WYETH. Catholic Health Initiatives has continuously held shares of this stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Betsy Tomko/ush

Elizabeth A. Tomko
Vice President
Client Administration

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 22, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of The Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 21, 2007, we submitted a letter (the "No-Action Request") on behalf of our client, Wyeth, notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that Wyeth intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from The Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives (collectively, the "Proponents"). A copy of the No-Action Request, including the Proposal text, is attached hereto as Exhibit A.

The Proposal requests that Wyeth's Board of Directors adopt principles for comprehensive health care reform and "report annually about how it is implementing such principles." The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials because, among other reasons, the Proposal deals with matters related to Wyeth's ordinary business operations—specifically, employee benefits—and therefore is excludable pursuant to Rule 14a-8(i)(7).

We now write supplementally to reiterate our position in light of the Staff's recent no-action position in *CVS Caremark Corp.* (avail. Jan. 31, 2008), which involved a stockholder proposal that is identical to the Proposal. The Staff concurred that the proposal in *CVS Caremark* could be omitted on ordinary business grounds because the proposal relates to employee benefits. *See CVS Caremark Corp.* (avail. Jan. 31, 2008). Both the Proposal and the proposal in *CVS Caremark* ask the companies' boards of directors to adopt principles for comprehensive health care reform and to report annually on the implementation of those principles at the companies. Thus, the Proposal (as with the proposal in *CVS Caremark*) is directed at the nature and scope of Wyeth's employee benefits. Specifically, by seeking annual reports on the implementation of health care principles, the Proposal would involve stockholders in the design, maintenance, and administration of Wyeth's health care coverage in a manner that directly implicates Wyeth's ordinary business operations. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Wyeth agrees to promptly forward to the Proponents' representatives any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6112.

Sincerely,



Amy L. Goodman

Enclosures

cc: Eileen M. Lach, Wyeth
Sister Barbara Aires, SC, The Sisters of Charity of St. Elizabeth
Michael D. Connelly, Catholic Healthcare Partners
Catherine Rowan, Trinity Health
Colleen Scanlon, Catholic Health Initiatives

100392503_3.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677



11:02
SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH, D.C.
209
SECTION

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from The Sisters of Charity of St. Elizabeth, Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Wyeth's Board of Directors (the "Board") adopt principles for comprehensive health care reform. Specifically, the Proposal states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

The Proposal's supporting statement describes the importance of companies' positions on "critical public policy issues, such as universal health care." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to Wyeth's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to Wyeth's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to Wyeth's ordinary business operations because: (A) the Proposal seeks to involve Wyeth in the political or legislative process with respect to an aspect of Wyeth's business; and (B) the Proposal relates to employee benefits. In well-established precedent, the Staff consistently has concurred that stockholder proposals relating to each of the foregoing implicate ordinary business matters, and as such, the Staff has concurred with the excludability of these proposals under Rule 14a-8(i)(7).

A. The Proposal and Supporting Statement Involve Ordinary Business Matters by Attempting to Involve Wyeth in the Legislative and Political Process Regarding Health Care Reform.

The Proposal asks that the Board adopt "principles for comprehensive health care reform" and suggests that such action is necessary because of rising costs. Thus, as discussed in more detail below, the essential objective of the Proposal is to involve Wyeth in the political and legislative process with respect to health care reform.

The Staff consistently has granted no-action relief to companies where, as here, a stockholder proposal seeks to involve the company in the political or legislative process. For example, in *Chrysler Corp.* (avail. Feb. 10, 1992), the Staff concurred, in reliance on the predecessor to Rule 14a-8(i)(7), in the omission of a proposal requesting that the company support and lobby for universal health coverage because it was "directed at involving the

[c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations." In *Brunswick Corp.* (avail. Feb. 10, 1992), the Staff concurred that a similar stockholder proposal calling for a report (i) comparing health care standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan, could be excluded from the company's proxy materials in reliance on the predecessor to Rule 14a-8(i)(7) because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. It is noteworthy that the Staff's determination regarding this stockholder proposal was challenged by its proponent, the New York City Employees' Retirement System ("NYCERS"), and the Staff's determination that the proposal could be excluded as ordinary business was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Judge Patterson, who heard the challenge, noted that "[NYCERS's] [p]roposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy," and that "as admirable as [NYCERS's] objectives may be, there is no precedent to support such a proposal . . . ." *Id.* at 147.

Likewise, on numerous occasions the Staff has concurred that stockholder proposals calling for an evaluation of the impact on the company of various health care reform proposals being considered by policymakers could be excluded from the companies' proxy materials in reliance on Rule 14a-8(i)(7) or its predecessor. *See Brown Group Inc.* (avail. Mar. 29, 1993, *exclusion affirmed* May 6, 1993); *Dole Food Co.* (avail. Feb. 10, 1992); *GTE Corp.* (avail. Feb. 10, 1992); *Tribune Co.* (avail. Mar. 6, 1991); *Minnesota Mining and Manufacturing Co.* (avail. Feb. 6, 1991); *Knight-Ridder* (avail. Jan. 23, 1991); *Albertsons* (avail. Jan. 22, 1991). Similarly, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a stockholder proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

As was the case with each of the no-action requests discussed above, by requesting the implementation of principles relating to health care reform, the Proposal seeks to have Wyeth engage in political and lobbying activities with respect to public policies affecting Wyeth's operations, namely health care reform. In this regard and as discussed in detail below, the Proposal's supporting statement discusses specific political issues surrounding health care reform.

The supporting statement's repeated references to the political efforts with respect to health care reform confirm that the Proposal's goal is to involve Wyeth in such efforts. For example, the supporting statement points to efforts made by "national organizations" regarding lobbying in the area of health care reform. All of the organizations that are mentioned—the American Medical Association, the American Hospital Association, AARP and the Pharmaceutical Research and Manufacturers of America—are groups specifically involved in political and legislative lobbying and advocacy. Similarly, the health care reform principles that the Proponents list as a model were drafted by the Institute of Medicine, an organization formed within the National Academy of Science to examine policy matters pertaining to the health of the public and to act as an advisor to the federal government.

Moreover, the supporting statement refers to the political debate regarding comprehensive health care reform as part of the 2008 presidential campaign. The Proponents clearly intend to compel Wyeth to get involved in this debate, not to mention similar and related debates that may occur in the U.S. Congress. As in the past, when the stockholder proposals cited above have been considered by the Staff, health care reform is on the legislative calendar. Numerous bills relating to health care coverage have been introduced in the U.S. Congress during 2007, and numerous others seek to expand health care coverage. *See, e.g., United States National Health Insurance Act, H.R. 676, 110th Cong. (2007)* (introduced Jan. 24, 2007) ("A bill to provide for comprehensive health insurance coverage for all United States residents, and for other purposes."); *American Health Security Act of 2007, H.R. 1200, 110th Cong. (2007)* (introduced Feb. 27, 2007) ("A bill to provide for health care for every American and to control the cost and enhance the quality of the health care system."); *Healthy Americans Act, S. 334, 110th Cong. (2007)* (introduced Jan. 18, 2007) ("A bill to provide affordable, guaranteed private health coverage that will make Americans healthier and can never be taken away."); *Universal Health Care Choice and Access Act, S. 1019, 110th Cong. (2007)* (introduced Mar. 28, 2007) ("A bill to provide comprehensive reform of the health care system of the United States, and for other purposes."); *Kids Come First Act of 2007, S. 95, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to amend titles XIX and XXI of the Social Security Act to ensure that every uninsured child in America has health insurance coverage, and for other purposes."); *Access to Affordable Health Care Act, S. 158, 110th Cong. (2007)* (introduced Jan. 4, 2007) ("A bill to expand access to affordable health care and to strengthen the health care safety net and make health care services more available in rural and underserved areas."). It is these debates that the lobbying organizations mentioned in the supporting statement seek to influence, and it appears that the ultimate goal of the Proponents in submitting the Proposal is to see that Wyeth engages in these debates, as well.

In addition, there are significant health care aspects of Wyeth's business operations. As of December 31, 2006, Wyeth had more than 50,000 employees throughout the world and more than 26,000 employees in the United States, including Puerto Rico. As an employer offering both employee and retiree health benefits, Wyeth is a significant health care consumer. Wyeth also has made substantial investments in its own health care operations and currently develops, manufactures, distributes, and sells pharmaceuticals, biotechnology products, vaccines and nutrition products, as well as over-the-counter health care products. Wyeth is involved in research and development activities focused on discovering, developing and bringing to market new products to treat and/or prevent serious health care problems. All of these business operations would be affected by any principles for "comprehensive health care reform" that Wyeth might be required to address under the Proposal.

Determining whether to take a position on potential reform of public policies and the terms and scope of any such position thus impacts many aspects of Wyeth's business. These determinations are "fundamental to management's ability to run a company on a day to day basis." Wyeth devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including whether and how to take a position on legislative policies that are in line with the best interests of Wyeth and its stockholders. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on Wyeth's financial position and stockholder value. Likewise, decisions as to how and whether to lobby on behalf of certain issues of public policy, or whether to otherwise participate in the political process, involve complex considerations. These include the impact of proposed legislation on Wyeth's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by Wyeth.

For these reasons and consistent with the precedent discussed above, the Proposal is directed at involving Wyeth in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employee Benefits.

The Proposal deals with matters relating to Wyeth's ordinary business operations—employee benefits—which the Staff routinely has concluded are properly excludable in reliance on Rule 14a-8(i)(7). The design, maintenance, and administration of health care coverage are part of a company's ordinary business operations. In its day-to-day employee benefits administration, Wyeth determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact changes in health care coverage, including "principles for comprehensive health care reform" that would undeniably impact the nature of health care coverage provided to Wyeth's employees, are best left to those who handle such decisions on a daily basis.

The Staff has recognized that stockholder proposals similar to the Proposal involve ordinary business matters. For example, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests that the Board develop "principles for comprehensive health care reform," which is very similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms." Thus, we believe that the Proposal, as with the proposal in *General Motors*, is excludable as relating to ordinary business matters, specifically employee benefits.

The Staff also has determined consistently that stockholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the Proposal emphasizes the need for "'fundamental changes in' or 'completely rebuilding' the health care system." *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *Int'l Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc.* (avail. Mar. 7, 1991) (permitting the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations").

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating Wyeth's ordinary business operations because it relates to employee benefits.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

We believe that the broad and undefined scope of the Proposal's subject matter renders the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff consistently has taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

On a number of occasions, the Staff has concurred with the exclusion of stockholder proposals that relate to a general set of standards, principles or criteria that lack a precise definition or ascertainable scope. In *Alaska Air Group, Inc.* (avail. Apr. 11, 2007), the Staff agreed that a proposal requesting the board of directors to amend the governing documents of the company to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" could be excluded as vague and indefinite. In its letter to the Staff, the company argued that "standards of corporate governance" is a concept that is "sweeping in its scope," thus making it impossible for the company, its board of directors or the stockholders to determine with any certainty what must be addressed in order to comply with the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, the company noted that the proposal and supporting statement did not provide sufficient context and background information to allow stockholders and the company to understand the scope of the requested report. Further, in *Alcoa, Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the full implementation of "human rights standards." In its letter to the Staff, the company pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" did not clarify for either stockholders or the company what standards were being referenced or precisely what actions were contemplated under the proposal.

The Proposal is similarly vague and indefinite as to the actions or measures it requests in at least two respects: (1) it fails to define sufficiently the subject matter of the Proposal; and (2) it fails to specify the Proposal's scope. The Proposal requests the Board to adopt "principles for comprehensive health care reform." Similar to the principles addressed in the proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, "comprehensive health care reform" is a concept that lacks a precise definition that might enable the Board and the stockholders to ascertain what principles might sufficiently implement the Proposal. Additionally, the Proposal refers to the principles of the Institute of Medicine as examples of the types of principles that it asks the Board to adopt. The Institute of Medicine principles do little to clarify the Proposal and introduce further unclear concepts, such as "universal," "continuous," "affordable" and "sustainable" health care coverage. *See* Institute of Medicine's Committee on the Consequences of Uninsurance, *Insuring America's Health: Principles and Recommendations*, (National Academies Press: 2004), *abstract available at* http://www.iom.edu/?id=17848.

The lack of an agreed-upon definition and scope of "principles for comprehensive health care reform" makes it impossible for the Board and stockholders to ascertain whether any principles subsequently adopted are in compliance with the Proposal, and therefore render the Proposal vague and indefinite. The ability to ensure compliance is further frustrated by the Proposal's recitation of the Institute of Medicine principles, which introduce such sweeping concepts as "universal," "continuous," "affordable" and "sustainable" health care coverage.

The Proposal also is vague and indefinite because the unbounded scope of the subject matter and inherent diversity of views regarding what constitutes compliance with the Proposal make it inevitable that the stockholders would not know what they were voting upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Such stockholder disagreement would further complicate the task of the Board in crafting principles to implement the Proposal. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's stockholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

As with the stockholder proposals in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*, the Proposal is vague and indefinite. Thus, we believe that that the Proposal is in violation of Rule 14a-9, warranting exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Wyeth agrees to promptly forward to the Proponents' representatives any response from the Staff to this no-action request that the Staff transmits by facsimile to Wyeth only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6112.

Sincerely,



Amy L. Goodman

ALG/eai
Enclosures

cc: Eileen M. Lach, Wyeth
Sister Barbara Aires, SC, The Sisters of Charity of St. Elizabeth
Michael D. Connelly, Catholic Healthcare Partners
Catherine Rowan, Trinity Health
Colleen Scanlon, Catholic Health Initiatives

100352212_7.DOC

EXHIBIT A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH


RECEIVED
NOV - 8 2007
ROBERT ESSNER

November 5, 2007

Mr. Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, New Jersey 07940

Dear Mr. Essner,

The Sisters of Charity of Saint Elizabeth continue to be deeply committed to our work to increase access to medicine particularly for the millions of un-insured and underinsured and to protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. Therefore, the Sisters of Charity of Saint Elizabeth request that the Board of Directors adopt principles for comprehensive health care as in the attached proposal.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility



BAIRES@SCNJ.ORG

973 290 5402
973 290 5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles


THE SISTERS OF CHARITY

November 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Wyeth, Inc., have asked to be included in the 2007 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Robert Essner, CEO of Wyeth, Inc.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an



BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com


RECEIVED
NOV 1 6 2007
ROBERT ESSNER

November 13, 2007

Mr. Robert Essner
Chief Executive Officer
Wyeth, Inc.
5 Giralda Farms
Madison, NJ 07940

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Essner,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 500 shares of Wyeth, Inc. for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

11/13/07

ASHFIELD CAPITAL PARTNERS, LLC

TRANSACTION AUDIT

FROM: / / THRU: 11/13/07

REF # ACCTNO T	TRANS DESCRIPTION / SHORT NAME	CAT IA PM	PA CNTY E	SHARES	SYMBOL	TRADE DT	CXL C P	STLMT DT	UNIT-PRICE / BROKER	NET	COMMISSION / INTEREST	BROKER#	COST
	INITIAL STOCK IN			5,060.000	WYE	06/22/05	C		43.500000	220,110.00			184,756.46
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	SELL			4,560.000	WYE	07/06/05	C	07/11/05	43.960000	200,358.02	91.20	JCTDSD	
	SISTERS - CHARITY FE	KH	YA US 1		WYETH				JEFFERIES & CO., INC.			JCTDSD	
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	09/01/05	C			115.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	12/01/05	C			125.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	03/01/06	C			125.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	06/01/06	C			125.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	09/01/06	C			125.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	12/01/06	C			130.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	03/01/07	C			130.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	06/01/07	C			130.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
	DIVIDEND INCOME				WYE	09/04/07	C			130.00			
	SISTERS - CHARITY FE	KH	YA US		WYETH								
					OFFSET:$0815384T COMM ALLOC:								
TOTAL				9620.000						421,603.02	91.20		184,756.46



CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone 513 639 2800
Fax 513 639 2700


RECEIVED
NOV 2 2007
ROBERT ESSNER

VIA FEDERAL EXPRESS

November 16, 2007

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. Essner:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Wyeth.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Sisters of Charity of St. Elizabeth, N.J. the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, N.J.

Health Care Reform Principles
2008 – Wyeth

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

 STATE STREET.

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette, 6th Floor
Boston, MA 02111-1724

November 14, 2007

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. White:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 47,120 (Shares") of Wyeth, Common Stock Cusip 983024100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

18,430 shares Investment Management Program
24,240 shares Catholic Healthcare Partners Retirement Trust
4,450 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Wyeth positions was $ 2,208,514.40 ($46.87 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of Wyeth common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President


Catherine Rowan
Corporate Responsibility Consultant

RECEIVED

ROBERT ESSNER

1:32 am

November 19, 2007

Mr. Robert Essner
Wyeth and Company
5 Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Wyeth and Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Wyeth is enclosed. Trinity Health has continuously held stock in Wyeth for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform has been called the most critical domestic social issue of our day. Eli Lilly as a leading pharmaceutical company can play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Barbara Aires of the Sisters of Charity of St. Elizabeth, New Jersey. We look forward to discussing these concerns at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders, whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

11/01/2007

To Whom It May Concern:

Please accept this letter as authentication that as of November 1, 2007 Northern Trust as custodian held for the beneficial interest of Trinity Health 16,479.00 shares of Wyeth Com common Stock.

Further, please note that Northern Trust Corporation on behalf of Trinity Health, has continuously held at $2000 worth of shares of Wyeth Com, common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Susan J. Wallace

Susan Wallace
Vice President
The Northern Trust Company
312/444-5742

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690


RECEIVED
NOV 2 0 2007
ROBERT ESSNER

November 19, 2007

Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 71 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively work to advance them both internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 68,755.00 shares of Wyeth, Inc. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Barbara Aires, Sisters of Charity of St. Elizabeth of New Jersey. Colleen Scanlon, Senior Vice President, Advocacy will serve as primary contact for Catholic Health Initiatives and can be contacted at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/dm

cc: Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, New Jersey
Nadira Narine, Interfaith Center on Corporate Responsibility

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



BNY MELLON
ASSET SERVICING

November 8, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 68,755.00 shares of WYETH. Catholic Health Initiatives has continuously held shares of this stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,



Elizabeth A. Tomko
Vice President
Client Administration

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 21, 2007

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal, and to report annually on how it is implementing such principles.

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(7), as relating to Wyeth's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wyeth relies.

Sincerely,



Eduardo Aleman
Attorney-Adviser

END